UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41928

Planet Image International Limited

No. 756 Guangfu Road
Hi-tech Development Zone
Xinyu City, Jiangxi Province
People’s Republic of China
+86 0790-7138216

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Planet Image International Limited Reports the First Half of Fiscal Year 2024 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Planet Image International Limited

Date: September 13, 2024	By:	/s/ Shaofang Weng
	Name:	Shaofang Weng
	Title:	Chief Executive Officer

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